FOR IMMEDIATE RELEASE	June 1, 2026

Micromem Technologies Inc. Advances Discussions with Canadian Defence Stakeholders Toward Potential Deployment Planning and Unit-Level Commercialization Analysis

Toronto, Ontario and New York, New York, June 1, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to announce that following recent meetings with representatives of the Department of National Defence ("DND") (the 'Representatives"), under the existing collaborative research agreement ("the Agreement") between Micromem, the University of Toronto (the "University") and the DND, discussions have progressed toward unit-level commercialization and deployment planning for the Company's wearable sensing platform.

As part of ongoing engagement activities, Micromem has been requested by the Representatives to prepare preliminary per-unit costing models and commercialization framework materials relating to its wearable environmental sensing technology platform. The discussion focused on potential deployment applications involving real-time environmental monitoring and personnel safety.

The Company's wearable platform is designed to support distributed sensing and real-time environmental intelligence applications across defence, industrial safety, infrastructure monitoring and related sectors.

The Company believes these discussions represent an important step in evaluating scalable deployment opportunities for its sensing technologies.  The growing interest in compact, low-power wearable sensing platforms reflects the increasing demand for real-time situational awareness solutions across both defence and commercial markets.

Micromem continues to pursue strategic relationships with government, academic, and industrial stakeholders to advance validation, commercialization and potential field deployment opportunities for its sensing technologies.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) (CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 639,699,645

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com